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|FORM 3 |
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1. Name and Address of Reporting Person

       Royal Bank of Canada ("Royal Bank")
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       200 Bay Street
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                                    (Street)

       Toronto                Ontario, Canada                    M5J 2J5
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       (City)                      (State)                        (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

       01/26/01
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

       Centura Banks, Inc. (CBC)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

            Director                             X  10% Owner
       ---                                      ---
            Officer (give title below)              Other (specify below)
       ---                                      ---
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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

        X   Form filed by One Reporting Person
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            Form filed by More than One Reporting Person
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             TABLE I-NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================


1.  Title of Security                         2.  Amount of Securities     3.  Ownership           4.  Nature of Indirect Beneficial
    (Instr. 4)                                    Beneficially Owned           Form:  Direct           Ownership   (Instr. 5)
                                                  (Instr. 4)                   (D) or Indirect
                                                                               (I) (Instr. 5)
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

    Common Stock, without par value                     5,000                        D                 N/A

    Common Stock, without par value                     2                            I                 Indirectly through a wholly
                                                                                                       owned subsidiary
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


       TABLE II-DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of      2. Date Exer-      3.  Title and Amount of            4. Conver-    5. Owner-       6.  Nature of Indirect
   Derivative       cisable and         Securities Underlying             sion or       ship             Beneficial Ownership
   Security         Expiration          Derivative Security               Exercise      Form of          (Instr. 5)
   (Instr. 4)       Date                (Instr. 4)                        Price of      Deriv-
                    (Month/Day/                                           Deri-         ative
                    Year)                                                 vative        Security:
                 ---------------------------------------------            Security      Direct
                                                        Amount                          (D) or
                                                        or                              Indirect
                 Date        Expira-                    Number                          (I)
                 Exer-       tion                       of                              (Instr. 5)
                 cisable     Date        Title          Shares
----------------------------------------------------------------------------------------------------------------------------


Common Stock,    Upon the    Upon the    Common Stock,  7,858,534      $44.69             D          N/A
without par      occurence   occurence   without par    (subject to    (subject to
value            of certain  of certain  value          adjustment     adjustment
                 conditions  conditions                 in limited     in limited
                                                        circumstances) circumstances)

Explanation of Responses:

(1)  Royal Bank beneficially owns 5,000 shares of common stock of the Issuer.

(2) Royal Bank may beneficially own 2 shares of common stock of the Issuer held indirectly by Dain Rauscher Incorporated, a wholly owned subsidiary of Royal Bank. The shares are held in a dividend reinvestment processing account used to process dividends on the Issuer's common stock on behalf of clients. Royal Bank hereby disclaims beneficial ownership of these securities and this statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of these securities.

(3) Royal Bank has entered into a Stock Option Agreement with Issuer, dated January 26, 2001 (the "Stock Option Agreement") whereby Issuer has granted Royal Bank an option to purchase up to 7,858,534 shares of common stock of Issuer (subject to adjustment in limited circumstances), and in no event more than 19.9% of the issued and outstanding common stock, in connection with an Agreement and Plan of Merger, dated January 26, 2001 between Royal Bank and Issuer (the "Merger Agreement"). The foregoing statement is qualified in its entirety by reference to the text of the Stock Option Agreement and the Merger Agreement which are reproduced as exhibits to the
     Schedule 13D filed on the date hereof by Royal Bank. Royal Bank hereby disclaims beneficial ownership of the common shares issuable pursuant to the Stock Option Agreement and this statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of the common shares issuable pursuant to the Stock Option Agreement.


    Intentional misstatements or omissions of facts
    constitute Federal Criminal Violations.             /s/ Peter W. Currie                        February 5, 2001
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           -------------------------------          -------------------
                                                        Name:  Peter W. Currie                           Date
                                                        Title: Vice-Chairman and
                                                               Chief Financial Officer
                                                                                                          Page 2